

December 4, 2023

Jiandong (Peter) Xu
President
Denali SPAC Holdco, Inc.
437 Madison Avenue, 27th Floor
New York, NY 10022

> **Re: Denali SPAC Holdco, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-4**
> **Filed November 22, 2023**
> **File No. 333-270917**

Dear Jiandong (Peter) Xu:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 2, 2023 letter.

Amendment No. 5 to Registration Statement on Form S-4

General

1. We note your disclosure that in a shareholders' meeting held on October 11, 2023, Denali Capital Acquisition Corp. resolved to eliminate the net tangible assets limitation that the Company may not redeem Public Shares in an amount that would cause the Company's net tangible assets to be less than $5,000,001. Denali Capital Acquisition Corp. disclosed in the proxy statement filed on September 25, 2023 that it believes that it may rely on another exclusion from "penny stock" rules, which relates to it being listed on the Nasdaq Stock Market (Rule 3a51-1(a)(2)), to not be deemed a penny stock issuer. In this context, please discuss the risks that Holdco's common stock and warrants may not be approved for initial listing on Nasdaq or the shares may be delisted from Nasdaq, or tell us why you believe this does not present a material risk.

Please contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Andy Tucker